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                                                      Filed by Cytyc Corporation

               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                             Subject Company: Digene Corporation
                                                              File No. 333-83585


                                  Contact: Robert Bowen, Chief Financial Officer
                                           Anne Rivers, Investor Relations
                                           Jeff Keene, Healthcare Media
                                           Cytyc Corporation: 978-266-3010
                                           www.cytyc.com

                                           Charles M. Fleischman, President
                                           Digene Corporation: 301-944-7000
                                           www.digene.com

                                           Robert P. Jones/Lanie Fladell
                                           Media: Greg Tiberend/Dan Budwick
                                           Morgen-Walke Associates: 212-850-5600


FOR IMMEDIATE RELEASE
---------------------

                  CYTYC AND DIGENE PROVIDE UPDATE ON HSR STATUS

BOXBOROUGH, Mass. and Gaithersburg, Md -- May 14, 2002 -- Cytyc Corporation (Nasdaq:CYTC) and Digene Corporation (Nasdaq:DIGE) today announced that the companies have been informed by the Premerger Notification Office of the U.S. Federal Trade Commission (the "FTC") that the running of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), in connection with Cytyc's proposed acquisition of Digene, did not commence until information completing the premerger notification and report form was provided to the FTC on April 26, 2002. As a result, the applicable waiting period under the Act will expire at midnight on May 28, 2002, unless extended by the issuance of a request for additional information or terminated early by the grant of early termination.

The staff of the FTC has advised Cytyc and Digene that they can expect to receive a request for additional information no later than May 28, 2002. Because Cytyc and Digene were already engaged in providing requested information to the FTC, it is anticipated that the companies will be able to respond to such request promptly.

"While the formal deadlines imposed by the Act have been extended by the FTC's notice, the companies intend to continue to work diligently to provide the information that the Commission has requested and address its concerns as quickly as possible," said Patrick J. Sullivan, Cytyc's chief executive officer, vice chairman and chairman-elect. "We continue to believe that our acquisition of Digene represents an excellent strategic fit for both companies and will improve the standard of care in women's health and cancer diagnostics."

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"Digene continues to work closely with Cytyc to furnish information to the FTC with respect to antitrust issues relating to the exchange offer and merger," said Evan Jones, Digene's Chairman and Chief Executive Officer. "Digene continues to believe that the proposed business combination with Cytyc is in the best interests of Digene and its shareholders."

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol "CYTC" and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture(R) products in three areas: women's cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene is traded on The Nasdaq Stock Market under the symbol "DIGE."

Cytyc(R) and ThinPrep(R) are registered trademarks of Cytyc Corporation. Digene(R) and Hybrid Capture(R) are registered trademarks of Digene Corporation.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding Cytyc's planned acquisition of Digene and the risks of regulatory review of the transaction under the Act, as well as statements regarding Cytyc and Digene company strategies, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, risks associated with obtaining regulatory approvals necessary to effect the proposed transaction, market and other risks associated with delays in obtaining such regulatory approvals, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with the FDA regulatory approval processes and any healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in Cytyc's and Digene's filings with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2001 Form 10-K filed with the Commission. Cytyc and Digene caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc and Digene disclaim any obligation to publicly update or revise any such statements to reflect any change in Cytyc's or Digene's expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation

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Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.